Exhibit 2.1

MEMBERSHIP INTEREST
PURCHASE AGREEMENT
(SECOND INSTALLMENT CLOSING)

by and between

ENTERPRISE FINANCIAL SERVICES CORP.,

MILLENNIUM HOLDING COMPANY, INC.,

MILLENNIUM BROKERAGE GROUP, LLC,

WILLIAM L. ZELENIK,

JOHN W. BOHLMAN, JR.,

JOHN R. GILLENWATER,

JAMES L. LAUGHLIN II,

DENNIS WALL,

STEVEN T. WELD,

JOHN A. WHITE,

ROBERT R. WILLIAMS, and

MILLENNIUM HOLDINGS, LLC

December 31, 2007

ii

MEMBERSHIP INTEREST PURCHASE AGREEMENT
(SECOND INSTALLMENT CLOSING)

     THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (SECOND CLOSING) (the “Agreement”) is made effective as of December 31, 2007 by and among ENTERPRISE FINANCIAL SERVICES CORP., a Delaware corporation (“EFSC”), MILLENNIUM HOLDING COMPANY, INC., a Missouri corporation (“Acquisition Sub” and collectively with EFSC, “Purchaser”), MILLENNIUM BROKERAGE GROUP, LLC, a Tennessee limited liability company (the “Company”), MILLENNIUM HOLDINGS, LLC, a Tennessee limited liability company (“Holdings”), and the persons designated as Sellers in the Original Purchase Agreement, as defined below (collectively, the “First Closing Sellers”).

RECITALS

     A. The Parties executed and delivered a certain Membership Interest Purchase Agreement, dated October 13, 2005 (the “Original Purchase Agreement”), pursuant to which (i) Acquisition Sub acquired, on October 21, 2005, from the First Closing Sellers, on a pro rata basis, an aggregate portion of the First Closing Sellers’ collective Membership Interests, as defined below, constituting sixty percent (60%) of all of the then issued and outstanding Membership Interests (the “First Installment Interests”) and (ii) Acquisition Sub was to purchase the remaining Membership Interests, subject to the terms and provisions of the Original Purchase Agreement.

     B. The Parties desire to amend the terms pursuant to which Purchaser shall acquire all currently issued and outstanding Membership Interests.

     NOW, THEREFORE, in consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the Parties by their execution hereof) and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS; CONSTRUCTION

     1.01 Definitions. For purposes of this Agreement, unless the context clearly and unambiguously indicates otherwise (i) capitalized terms not defined in this Agreement shall have the meaning given such terms in the Original Purchase Agreement and (ii) the following capitalized terms have the meanings specified or referred to in this Section 1.01:

          “Acquisition Sub” has the meaning set forth in the introductory paragraph.

          “Agreement” has the meaning set forth in the introductory paragraph.

          “beneficial owner” and “group” shall have the meanings ascribed to those terms in Rule 13(d)(3) under the Securities Exchange Act of 1934, as amended.

          “Change of Control” means the date on which any of the following has occurred:

          (A) any Person, other than one or more of EFSC’s directors on the date of this Agreement or any Person that any such director controls, becomes the beneficial owner of 50% or more of the combined voting power of the then outstanding voting securities of EFSC entitled to vote generally in the election of directors of EFSC (the “EFSC Outstanding Voting Securities”);

          (B) consummation of a reorganization, merger or consolidation (a “Business Combination”) of EFSC, unless, in each case, following such Business Combination (I) all or substantially all of the Persons who were the beneficial owners, respectively, of the EFSC Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the company resulting from such Business Combination, (II) no Person (excluding any company resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the company resulting from such Business Combination except to the extent such ownership existed prior to the Business Combination, and (III) at least a majority of the members of the Board of Directors of EFSC (the “EFSC Board”) resulting from the Business Combination are Continuing Directors (as hereinafter defined) at the time of the execution of the definitive agreement, or the action of the EFSC Board, providing for such Business Combination; or

          (C) consummation of the sale, other than in the ordinary course of business, of more than 50% of the combined assets of EFSC and its subsidiaries in a transaction or series of related transactions during the course of any twelve-month period.

          “Change of Control Payment” means, with respect to each Designated Individual, the amount determined in accordance with Schedule 3.02(a).

          “Change of Control Payment Date” has the meaning set forth in Section 3.02(c).

          “Closing Value” with respect to any Restricted Purchaser Shares, means the average closing price of such shares on any public exchange where such shares are listed for the thirty (30) trading days prior to the date of determination, which shall be three (3) Business Days prior to the applicable Contingent Payment Date.

          “Company” has the meaning set forth in the introductory paragraph to this Agreement.

          “Company’s Operating Agreement” means the Company’s Second Amended and Restated Operating Agreement, dated as of October 21, 2005, as amended.

          “Consent” means any approval, consent, ratification, waiver, novation or other authorization.

          “Contingent Payment Date” has the meaning set forth in Section 3.01(b).

          “Continuing Directors” shall mean, as of any date of determination, (A) any member of the EFSC Board on the date of this Agreement, (B) any individual who has been a member of the EFSC Board for the two years immediately preceding such date of determination, or (iii) any person who was nominated for election or elected to the EFSC Board with the affirmative vote of the greater of (A) a majority of the Continuing Directors who were members of the EFSC Board at the time of such nomination or election or (B) at least four Continuing Directors but excluding, for purposes of this clause (iii), any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a Person other than the EFSC Board.

          “Control” means, with respect to any Person, the power, direct or indirect, to (i) vote 50% or more of the securities having ordinary voting power for the election of directors or other members of the governing body of such Person; or (ii) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise and either alone or in conjunction with others.

          “CPA Firm” has the meaning set forth in Section 3.01(d).

          “Designated Individual” has the meaning set forth in Section 3.02(a).

          “EFSC” has the meaning set forth in the introductory paragraph.

          “Employment Agreement Amendments” has the meaning set forth in Section 2.04(a)(i).

          “FINRA” means the Financial Industry Regulatory Authority.

          “First Closing” the closing of Purchaser’s purchase of the First Installment Interests on October 21, 2005, pursuant to the Original Purchase Agreement.

          “First Closing Sellers” has the meaning set forth in the introductory paragraph.

          “First Installment Interests” has the meaning set forth in the Recitals.

          “Holdings” has the meaning set forth in the introductory paragraph to this Agreement.

          “Key Employee” has the meaning set forth in Section 2.04(a)(i).

          “Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including without limitation any liability for Taxes or deferred revenue.

          “Member(s)” means the members of the Company, namely Acquisition Sub and Holdings.

          “Membership Interests” means all of the equity interests in the Company held by all of the Members consisting of all of the Members’ aggregate financial rights and governance rights, as more particularly described in the Tennessee Act and the Company’s Operating Agreement.

          “Original Purchase Agreement” has the meaning set forth in the Recitals.

          “Post-Closing Financial Statements” has the meaning set forth in Section 3.01(c).

          “Pre-Tax Income” with respect to any calendar year, means the before Tax net income of the Company, determined in accordance with GAAP, consistently applied with the accounting principles used in the preparation of the Audited 2004 Financial Statements to the extent applicable; provided that (i) no portion of the Company’s goodwill attributable to the purchase of Membership Interests pursuant to this Agreement or the Original Purchase Agreement will be amortized for this purpose, (ii) Purchaser shall not charge the Company for any Corporate and Overhead Services, as defined below, provided by Purchaser in excess of the actual cost of providing such service and the aggregate costs charged to the Company shall not exceed $100,00.00 in any Fiscal Year and (iii) Pre-Tax Income shall not include any revenues or expenses (including any depreciation or amortization) attributable to other insurance related businesses acquired by the Purchaser after the date of this Agreement. For purposes of this paragraph, “Corporate and Overhead Services” means financial management, internal controls, accounting and other corporate services provided by Purchaser to the Company; provided that Corporate and Overhead Services shall not include any expenses related to employee benefits or compensation or any direct expenses.

          “Prevailing Party” has the meaning set forth in Section 8.14.

          “Purchaser” has the meaning set forth in the introductory paragraph.

          “Purchaser Closing Documents” has the meaning set forth in Section 5.02.

          “Purchaser Indemnified Person” has the meaning set forth in Section 7.02.

          “Restricted Purchaser Shares” means shares of EFSC’s common stock, which will be subject to Stock Restriction Agreements in the form specified in the Original Purchase Agreement.

          “Second Installment Closing” has the meaning set forth in Section 2.03.

          “Second Installment Base Price” has the meaning set forth in Section 2.02.

          “Second Installment Closing Date” has the meaning set forth in Section 2.03.

          “Second Installment Interests” has the meaning set forth in Section 2.01.

          “Second Installment Price” has the meaning set forth in Section 2.02.

          “Securities Act” means the Securities Act of 1933, as amended.

          “Seller Party Closing Documents” has the meaning set forth in Section 4.03.

          “Seller Representative” means Zelenik, or his successor pursuant to the provisions of the Original Purchase Agreement.

          “Target Pre-Tax Income” has the meaning set forth in Section 3.01(b).

          “Tax Return” means any return, declaration, report, claim for refund or information return or statement supplied or required to be supplied relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          “Threshold Pre-Tax Income” has the meaning set forth in Section 3.01(b).

          “Zelenik” means William L. Zelenik.

     1.02 Construction. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular and vice versa; (b) references to one gender include all genders; (c) ”including” is not limiting; (d) ”or” has the inclusive meaning represented by the phrase “and/or”; (e) the words “hereof”, “herein”, “hereby”, “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (f) section, clause, exhibit and schedule references are to this Agreement unless otherwise specified; (g) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect as of the date hereof in accordance with the terms thereof and, if applicable, the terms hereof; and (h) general or specific references to any applicable Law means such applicable Law as amended, modified, codified or reenacted, in whole or in part, and in effect as of the date hereof, unless the effect thereof is to reduce, limit or otherwise prejudicially affect any obligation or any right, power or remedy hereunder, in which case such amendment, modification, codification or reenactment shall not, to the maximum extent permitted by applicable Law, form part of this Agreement and is to be disregarded for purposes of the construction and interpretation hereof.

ARTICLE 2
SALE AND TRANSFER OF MEMBERSHIP INTERESTS;
SECOND INSTALLMENT CLOSING

     2.01 Purchase of Second Installment Interests. Pursuant to the terms and subject to the conditions of this Agreement, at the Second Installment Closing, Holdings will sell and transfer to Purchaser and Purchaser will purchase from Holdings, all Membership Interests held by Holdings, which constitutes forty percent (40%) of all of the issued and outstanding Membership Interests (the “Second Installment Interests”).

     2.02 Second Installment Price. The aggregate purchase price for the Second Installment Interests (the “Second Installment Price”) will be the sum of (a) ($1,500,000.00) in cash (the “Second Installment Base Price”) plus the Contingent Purchase Price as determined and paid pursuant to Section 3.01.

     2.03 Second Installment Closing. Subject to the conditions of this Agreement, the purchase and sale of the Second Installment Interests provided for in this Article 2 (the “Second Installment Closing”) will take place at the offices of Greensfelder, Hemker & Gale, P.C. at 10 South Broadway, Suite 2000, Saint Louis, Missouri, at 10:00 a.m., local time, on the date of this Agreement or on such other date or location as the Parties may mutually determine (the “Second Installment Closing Date”). The Second Installment Closing shall be deemed effective at 12:01 a.m. on the Second Installment Closing Date.

     2.04 Second Installment Closing Deliveries.

          (a) At the Second Installment Closing, Holdings will deliver, or cause to be delivered, to Purchaser:

               (i) Amendments to Employment agreements (collectively, the “Employment Agreement Amendments”), in the forms attached hereto as Exhibit A-1 through Exhibit A-12, duly executed by each of the individuals set forth on Exhibit A (collectively, the “Key Employees”), respectively; and

               (ii) A membership interest assignment in the form of Exhibit B, duly executed by Holdings in favor of Purchaser and any other documents that Purchaser reasonably requests to transfer to Purchaser good and marketable title to all of the Second Installment Interests, free from any Encumbrances, effective as of such dates.

          (b) At the Second Installment Closing, Purchaser will (i) deliver to Holdings the Second Installment Base Price, by wire transfer of immediately available funds to the account designated in writing by Holdings not less than two Business Days prior to the Second Installment Base Price, (ii) deliver to the Key Employees the Employment Agreement Amendments duly executed by the Company and (iii) return to the Seller Representative the Document Escrow Letter, as defined in the Original Purchase Agreement, together the documents described in Section 2.06(a)(vi) of the Original Purchase Agreement which were delivered to Purchaser therewith at the First Closing.

     2.05 Return of Advances. The parties acknowledge and agree that prior to the Second Installment Closing, Holdings has made a payment of $1,264,000, to the Company equal to the amount of unreturned Advance Holdings Distributions (as defined in the Company’s Operating Agreement) previously made to Holdings by the Company. Each Party agrees that such Party shall treat such payment as repayment of indebtedness on all Tax Returns filed by such Party.

ARTICLE 3
CONTINGENT PURCHASE PRICE; CHANGE OF CONTROL PAYMENT

     3.01 Contingent Purchase Price.

          (a) Upon the terms and subject to the conditions of this Section 3.01, Purchaser shall pay to Holdings Contingent Purchase Price with respect to the 2008, 2009, 2010 and/or 2011 Fiscal Years (collectively, the “Contingency Years”).

          (b) (i) If the Company’s Pre-Tax Income for any Contingency Year equals or exceeds the Threshold Pre-Tax Income for such Contingency Year, on or prior to the later to occur of (A) the resolution any dispute pursuant to Section 3.01(d) or (B) the March 31 (a “Contingent Payment Date”) immediately following such Contingency Year, Purchaser shall pay to Holdings a “Contingent Payment.” In such event, the Contingent Payment shall be interpolated on a straight-line basis between the Threshold Contingent Payment Amount and the Maximum Contingent Payment Amount for such year as set forth in the chart below. With respect to the following Contingency Years, the terms “Threshold Pre-Tax Income,” “Target Pre-Tax Income,” “Threshold Contingent Payment” and “Maximum Contingent Payment” shall mean the respective amounts set forth below:

Contingency	Threshold Pre-	Threshold	Target Pre-Tax	Maximum
Year	Tax Income	Contingent	Income	Contingent
		Payment		Payment

2008	$2,340,000	$1,800,000	$2,600,000	$2,000,000
2009	$2,400,000	$1,600,000	$3,000,000	$2,000,000
2010	$2,450,000	$1,400,000	$3,500,000	$2,000,000
2011	$2,800,000	$1,400,000	$4,000,000	$2,000,000

          For purposes of clarification, the amount of the Contingent Payment with respect to any Contingency Year in which the Pre-Tax Income equals or exceeds such Contingency Year’s Threshold Pre-Tax Income shall equal the sum of (I) the Threshold Contingent Payment plus (II) product of (1) the excess of the Maximum Contingent Payment minus the Threshold Contingent Payment multiplied by (2) a fraction, (x) the numerator of which is the excess, if any, of the actual Pre-Tax Income minus the Threshold Pre-Tax Income and (y) the denominator of which is the excess of the Target Pre-Tax Income minus the Threshold Pre-Tax Income, as such amounts are determined with respect to the applicable Contingency Year. Notwithstanding the foregoing, in no event shall the fraction described in clause (2) above be greater than 1/1 and in no event shall the actual Contingent Payment with respect to any Contingency Year exceed Maximum Contingent Payment. The sum of all payments made by Purchaser pursuant to this Section 3.01(b) on all Contingent Payment Dates shall be the “Contingent Purchase Price.”

          (ii) If the Company’s Pre-Tax Income for any Contingency Year does not equal or exceed the Threshold Pre-Tax Income for such Contingency Year, Holdings shall not be entitled to any Contingent Payment for such Contingency Year.

By way of example only, the following table sets forth the Contingent Payment with respect to the 2008 Contingency Year based on hypothetical amounts of Pre-Tax Income for such Contingency Year:

Hypothetical 2008 Pre-Tax	Hypothetical Contingent
Income	Payment on March 31, 2009

$2,000,000	$0.00
$2,340,000	$1,800,000.00
$2,500,000	$1,923,076.92
$2,700,000	$2,000,000.00

          (c) Purchaser shall prepare unaudited financial statements of the Company for each Contingency Year (the “Post-Closing Financial Statements”) and deliver said Post-Closing Financial Statements to Holdings not later than three Business Days following EFSC’s filing of any form or report with the SEC, including without limitation a Current Report on Form 8-K, which contains EFSC’s consolidated earnings for any Contingency Year, but in no event later than February 28 following each Contingency Year. The Pre-Tax Income for each Contingency Year shall be based on the Post-Closing Financial Statements for such Contingency Year, each of which shall be prepared by Purchaser consistent with the books and records of the Company and in accordance with GAAP, as in effect during the period covered by the Audited 2004 Financial Statements and applied consistently with the Audited 2004 Financial Statements. Such delivery of the Post-Closing Financial Statements shall be accompanied by Purchaser’s calculation of the Contingent Payment, if any, payable with respect to such Contingency Year. Holdings shall have access to all of Purchaser’s working papers and other records relative to the preparation of the Post-Closing Financial Statements, and shall have reasonable access to the personnel and financial records of the Company for the purpose of determining any item reflected on the Post-Closing Financial Statements.

Each of the Post-Closing Financial Statements shall be conclusive and binding on the Parties unless the Holdings delivers an written notice of any objections (an “Objection Notice”) within thirty (30) days after Purchaser’s delivery thereof to Holdings. Any Objection Notice shall be in sufficient detail such that Purchaser can determine the nature, basis and, to the extent possible, amount of such objections. Purchaser and Holdings will use their good faith efforts to resolve any such objections themselves. In the event an Objection Notice is delivered by Holdings, Purchaser and Holdings shall meet (either in person or telephonically) within fifteen (15) days after delivery of the Objection Notice to attempt to resolve such objections. In the event that Purchaser and Holdings do not obtain a final resolution within forty five (45) days after delivery of any Objection Notice, then the CPA Firm shall resolve such dispute pursuant to the provisions of Section 3.01(d).

          (d) In the event of any dispute between Purchaser and Holdings contemplated in Section 3.01(a), Deloitte & Touche LLP (the “CPA Firm”) shall resolve any objections which remain unresolved and determine any disputed Post-Closing Financial Statements in accordance with the provisions of this Agreement. Purchaser and Holdings shall deliver to the CPA Firm all financial information concerning the Company reasonably necessary to resolve the objections in such Objection Notice, including the disputed Post-Closing Financial Statements, a fully executed copy of this Agreement, the applicable work papers of Purchaser’s independent accounting firm and, to the extent permitted by such independent accounting firm, which permission Purchaser shall request, and each of Purchaser’s and Holdings’ applicable calculations, including calculations of the Pre-Tax Income or Contingent Payment. Purchaser and Holdings shall also instruct the CPA Firm to make its final determination based solely on presentations by Purchaser and Holdings which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution by the CPA Firm of such objections and determination of any disputed Post-Closing Financial Statements and/or disputed calculations shall be: (i) set forth in writing; (ii) delivered to Purchaser and Holdings within thirty (30) days after delivery to the CPA Firm of the financial and other information provided for herein; and (iii) conclusive and binding upon Purchaser, the Company and Holdings. The fees and expenses of the CPA Firm shall be allocated fifty percent to Purchaser and fifty percent to Holdings. Notwithstanding the foregoing, if the CPA Firm cannot or will not undertake such engagement in accordance with the terms of this Agreement, the Purchaser and the Seller Representative shall negotiate to select another mutually acceptable independent accounting firm to serve as the CPA Firm; provided further that if the parties cannot so mutually agree upon a substitute CPA Firm within fifteen (15) days after receipt of the CPA Firm’s inability or unwillingness to undertake the engagement, the CPA Firm will select a substitute from among a list of four independent accounting firms, two of which are submitted by the Purchaser and two of which are submitted by the Seller Representative.

          (e) Contingent Payments may be in the form of cash or Restricted Purchaser Shares, as determined by Purchaser pursuant to clause (i) below. On any Contingent Payment Date upon which Purchaser is obligated to make any Contingent Payment to Holdings, Purchaser will:

               (i) Deliver to Holdings all or a portion of such Contingent Payment in the form of cash, as determined in Purchaser’s discretion but in no event less than thirty percent (30%) of such Contingent Payment, by wire transfer of immediately available funds in accordance with instructions delivered by Holdings not less than two (2) Business Days prior to such Contingent Payment Date; and

               (ii) Deliver to Holdings such number of Restricted Purchaser Shares having an aggregate Closing Value equal to the remainder of the Contingent Payment.

               (iii) Notwithstanding the foregoing, in the event shares of EFSC’s common stock are not publicly traded on a securities exchange, the Purchaser shall pay 100% of any required Contingent Payment in cash by wire transfer of immediately available funds in accordance with subsection (i) above.

          (f) Covenants. Purchaser agrees that, until December 31, 2011:

               (i) Zelenik or another member of Holdings selected by Purchaser in its discretion, shall serve as Chief Executive Officer of the Company; provided that Zelenik shall serve as Chief Executive Officer for so long as he is employed by the Company; provided further that this sentence shall not be deemed to modify or amend the employment agreement between the Company and Zelenik.

               (ii) The taking of any of the following actions shall require the approval of each of the Purchaser and the Chief Executive Officer of the Company:

                    (A) Causing a fundamental change in the nature of the Company’s business;

                    (B) Causing the Company to make any loan or advance to, or purchase any stock or other securities of, any other Person;

                    (C) Causing the Company to borrow money or encumber any of its assets, except for loans made by Purchaser to fund the ongoing operations of the Company;

                    (D) Causing the Company to enter into any extraordinary agreements or arrangements which involve the payment of more than $150,000 outside of the Company’s ordinary course of business, consistent with past practice; or

                    (E) changing the location of the principal place of business of the Company.

               (iii) The Chief Executive Officer of the Company and the appropriate officers of Purchaser shall cooperate to prepare the Company’s annual operating budget and capital expense budget, which such budgets shall be subject to the approval of Purchaser in accordance with its policies and procedures regarding budget approvals as in effect from time to time, including without limitation approval of the Board of Directors of EFSC and/or the Board of Directors of any trust company or other Affiliate of EFSC which has operational control over the Company.

               (iv) Subject to Section 3.01(f)(ii) above, the Chief Executive Officer of the Company shall have the right, power and authority to:

                    (A) Execute and deliver any and all documents, instruments or agreements on behalf of the Company in the ordinary course of business;

                    (B) Make any and all day to day decisions on behalf of the Company; and

                    (C) Manage or administer the management of the Company and employ such persons, firms and corporation as may be necessary or advisable for the conduct of the business of the Company in the ordinary course of its business, including, without limitation, any and all documents, instruments, agreements, and contracts, and any and all modifications, amendments, and renewals of same, with such contractors, managers, consultants, brokers, attorneys, accountants and such other parties as the Chief Executive Officer of the Company shall select, on such terms and for such compensation as the Chief Executive Officer of the Company shall determine.

               (v) Notwithstanding any provision of this Section 3.01(f), Purchaser may amend the Company’s Operating Agreement or Articles of Formation in its sole and absolute discretion.

               (vi) Purchaser’s obligations pursuant to this Section 3.01 shall survive any sale of all or a part of the membership interests in the Company, any merger of the Company with or into another Person, any reorganization of the Company, any combination of the Company with another Person or the sale of all or a substantial part of the assets of the Company.

     3.02 Change of Control Payment.

          (a) Subject to all of the conditions set forth in this Section 3.02(a), each of the individuals set forth on Schedule 3.02(a) (each a “Designated Individual”), attached hereto, shall be entitled to a Change of Control Payment pursuant to the terms of this Section 3.02. Each Designated Individual’s right to receive a Change of Control Payment on any Change of Control Payment Date is subject to all of the following conditions precedent: (i) EFSC must be subject to a Change of Control which is consummated prior to the expiration of the last Contingency Year, (ii) the sum of the Company’s Pre-Tax Income for all Contingency Years completed prior to the occurrence of the Change of Control must equal or exceed the sum of all Threshold Pre-Tax Income amounts for all such Contingency Years; provided that the condition set forth in this clause (ii) shall be deemed satisfied if EFSC is subject to a Change of Control prior to December 31, 2008, and (iii) such Designated Individual shall have remained continuously employed with EFSC, its subsidiaries, Affiliates, successors or assigns through and including the applicable Change of Control Payment Date.

          (b) Each Designated Individual’s aggregate Change of Control Payment shall equal an amount determined in accordance with the provisions of Schedule 3.02(a). The aggregate amount of all Change of Control Payments shall not, in any event, exceed $1,000,000.00.

          (c) The Change of Control Payments, if any, shall be paid by EFSC or its successors or assigns on each of the first, second and third anniversary of the Change of Control described in the immediately preceding subsection (a) (each such date a “Change of Control Payment Date”). Any Change of Control Payment shall be in the form of cash.

          (d) For the avoidance of confusion: (i) this Section 3.02 does not alter, amend, modify or waive any provision of the Employment Agreement to which a Designated Individual is a party, as such Employment Agreement is modified pursuant to an Employment Agreement Amendment, (ii) the termination of a Designated Individual’s employment with EFSC or its subsidiaries or Affiliates prior to a Change of Control Payment Date for any length of time and for any reason or no reason shall constitute a failure of the condition set forth in Section 3.02(a)(iii) and (iii) EFSC, in its sole and absolute discretion, may engage in or refuse to engage in any Change of Control.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND SELLERS

     Holdings and the First Closing Sellers hereby represent and warrant to Purchaser that the statements contained in this Article 4 are true, correct and complete as of the date of this Agreement.

     4.01 Incorporation, Qualification and Power. Holdings is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee.

     4.02 Capitalization. At the Second Installment Closing, Purchaser will acquire good and marketable title to the Second Installment Interests free and clear of all Encumbrances. The Second Installment Interests constitute all Membership Interests held by Holdings at immediately after the First Closing and since the First Closing, Holdings has not transferred to any other Person any Membership Interests in the Company or any rights to the profits, losses, distributions or other economic interest in the Company. Upon the Second Installment Closing, Holdings will no longer have any Membership Interest or any interest in the Company except as expressly provided in this Agreement.

     4.03 Authorization of Transaction. This Agreement and each other agreement executed and delivered by the First Closing Sellers and Holdings at the Second Installment Closing (collectively, the “Seller Party Closing Documents”) constitute the valid and legally binding obligations of the First Closing Sellers and Holdings, enforceable in accordance with their respective terms and conditions, except to the extent that (i) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar Person before which any Proceeding therefor may be brought. Each First Closing Seller and Holdings have the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller Party Closing Documents and to perform its respective obligations under this Agreement and the Seller Party Closing Documents, and such action has been duly authorized by all necessary action on the part of each First Closing Seller and Holdings. Holdings’ Board of Governors has duly authorized the execution and delivery of this Agreement and the performance of its obligations hereunder and Holdings has taken all action and approvals required under the Tennessee Act in order to consummate the transactions contemplated by this Agreement have occurred prior to the date hereof.

     4.04 Noncontravention. The execution and delivery by the First Closing Sellers and Holdings of this Agreement and all of the other agreements and instruments contemplated hereby to which the First Closing Sellers or Holdings is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the First Closing Sellers and Holdings do not and shall not (i) result in a Breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Encumbrance pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any Governmental Authorization or other Consent or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Body pursuant to, (I) Articles of Organization of Holdings or the Operating Agreement of Holdings, or (II) any Law to which Holdings or any First Closing Seller is subject, or (III) any order, judgment or decree to which Holdings or any First Closing Seller.

     4.05 Brokers’ Fees. Neither Holdings nor any First Closing Seller has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Company or Purchaser could become liable or obligated.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser jointly and severally represents and warrants to Holdings and the First Closing Sellers that the statements contained in this Article 5 are true, correct and complete as of the date of this Agreement.

     5.01 Organization. EFSC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own and lease the properties and assets it currently owns and leases and to conduct its activities as currently conducted. The Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and has all corporate power and authority to own and lease the properties and assets it currently owns and leases and to conduct its activities as currently conducted.

     5.02 Authorization of Transaction. Purchaser has full right, power and authority (including full corporate power and authority) to execute and deliver this Agreement and each other agreement to be executed and to perform their respective obligations hereunder. This Agreement, each other agreement executed and delivered by Purchaser and the Employment Agreement Amendments executed and delivered by the Company (collectively, the “Seller Party Closing Documents”) constitute the valid and legally binding obligations of Purchaser and the Company, as applicable, enforceable in accordance with their respective terms and conditions, except to the extent that (i) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar person before which any proceeding therefor may be brought. Purchaser has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Purchaser Closing Documents and to perform its obligations under this Agreement and the Purchaser Closing Documents, and such action has been duly authorized by all necessary action by the boards of directors of Purchaser.

     5.03 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (a) violate any Law, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Body to which Purchaser is subject or any provision of the articles of incorporation or bylaws of Purchaser; or (b) conflict with, result in a Breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, Contract, lease, license, instrument or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets are subject. Except as may be required pursuant to applicable securities laws and the regulations of the NASDAQ Stock Market or any other stock exchange with which Purchaser’s capital stock may be registered from time to time, to the Knowledge of Purchaser, Purchaser is not required to give any notice to, make any filing with, or obtain any Consent of any Governmental Body in order for the Parties to consummate the transactions contemplated by this Agreement.

     5.04 Brokers’ Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Company or any Seller could become liable or obligated.

ARTICLE 6
COVENANTS AND AGREEMENTS

     6.01 Covenants of the Parties Related to Tax Matters.

          (a) Tax Returns Up to the Second Installment Closing Date. The income Tax year for the Company shall end on the Second Installment Closing Date. Purchaser shall prepare and timely file all required income Tax Returns of the Company for the Tax periods ended on or before the Second Installment Closing Date. Such returns shall be prepared in accordance with applicable Law and, subject to such requirement, consistent with the prior practice of the Company. Holdings and Purchaser shall each pay, and indemnify and hold harmless the other Party with respect to, the respective Income and other Taxes payable by them as a result of the Company’s operations through the Second Installment Closing Date in accordance with the Company’s Amended and Restated Operating Agreement.

          (b) Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns of, or which include, the Company and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees or representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby). Each Party agrees to provide timely notice to the other Parties in writing upon receipt of notice of any pending or threatened Tax audits or assessments relating to the Companies for any taxable period (or portion thereof) beginning before the Second Installment Closing Date. Each Party agrees to furnish the other Parties with copies of all correspondence received from any tax authority in connection with any Tax audit or information request with respect to any taxable period (or portion thereof) beginning before the Second Installment Closing Date.

          (c) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes of such type and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Holdings. Purchaser shall cause the Company to file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes of such type and fees, and, if required by applicable Law, the Sellers shall join in the execution of any such Tax Returns and other documentation.

ARTICLE 7
INDEMNIFICATION

     7.01 Survival; Right to Indemnification Not Affected by Knowledge. All representations, warranties, covenants, and obligations in this Agreement will survive the Second Installment Closing Date indefinitely. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the Second Installment Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

     7.02 Indemnification and Payment of Damages by First Closing Sellers. Subject to the limitations set forth below, the First Closing Sellers and Holdings, severally and not jointly, will indemnify and save and hold harmless Purchaser and the Company, and their respective officers, directors, employees, stockholders, agents, representatives, subsidiaries, Affiliates, successors and assigns (collectively, the “Purchaser Indemnified Persons”) for, and will pay to the Purchaser Indemnified Persons the amount of any loss, Liability, action, cost, claim, damage, reasonable and necessary expense (including third-party costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third party claim (collectively, “Damages”), which any Purchaser Indemnified Persons suffers, sustains or becomes subject to, as a result or, in connection with, arising from, relating to or by virtue of any of the following matters; provided, however, that Damages shall not include any indirect, special, punitive, exemplary, incidental or consequential damages of any kind, except for any indirect, special, punitive, exemplary, incidental or consequential damages of any kind actually paid to third parties by a Purchaser Indemnified Person:

               (a) any Breach of any representation or warranty made by Holdings or the First Closing Sellers in this Agreement or any other closing certificate or document delivered by the Company or the Sellers pursuant to this Agreement; and

               (b) any Breach by the Company or the Sellers of any covenant or obligation in this Agreement, or any other closing certificate or document delivered by the Company or the Sellers pursuant to this Agreement.

     7.03 Indemnification and Payment for Damages by Purchaser. Purchaser will indemnify and hold harmless Holdings and the First Closing Sellers, and will pay to Holdings and the First Closing Sellers the amount of any Damages arising, directly or indirectly, from or in connection with relating to or by virtue of any Breach of any representation, warranty, covenant, or obligation made by Purchaser in this Agreement, any Schedule or Exhibit hereto or in any closing certificate or document delivered by Purchaser pursuant to this Agreement; provided, however, that Damages shall not include any punitive or exemplary damages.

     7.04 Right of Setoff. In addition to any other right or means the Purchaser Indemnified Persons may have to enforce the indemnities provided for in this Article 7, the Purchaser Indemnified Persons will be entitled to set off any amount to which such Purchaser Indemnified Persons is, in its good faith determination, entitled under this Agreement or Damages for which such Purchaser Indemnified Persons may be entitled to payment under this Article 7 against any Contingent Payment, subject to the limitations herein. The exercise of any such right of setoff shall be deemed to be a reduction of the Second Installment Price.

ARTICLE 8
MISCELLANEOUS

     8.01 Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided that the Designated Individuals shall be third party beneficiaries of the provisions of Section 3.02.

     8.02 Entire Agreement. This Agreement and the Original Purchase Agreement (including the documents referred to herein) constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof. This Agreement constitutes an amendment of the Original Purchase Agreement pursuant to Section 8.09 thereof. The Original Purchase Agreement remains in full force in effect without modification except as amended hereby.

     8.03 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective heirs, successors and permitted assigns; provided, however, that except as otherwise set forth in this Section 8.03, no party may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, without the express prior written consent of each other party, which consent shall not be unreasonably withheld. So long as Purchaser remains liable for its obligations hereunder, Purchaser may assign its rights or obligations hereunder, in whole or in part, to any of its Affiliates without the consent of any of the other parties hereto.

     8.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     8.05 Counterpart Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any Party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any Party hereto, any facsimile or telecopy document is to be re-executed in original form by the Parties who executed the facsimile or telecopy document. No Party hereto may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 8.05.

     8.06 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.07 Notices. All notices, consents, requests, demands and other communications hereunder are to be in writing, and are deemed to have been duly given or made: (i) when delivered in person; (ii) three days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one Business Day after delivery to the telegraph company or overnight courier service with payment provided; or (iv) in the case of telex or telecopy or fax, when sent, verification received, in each case addressed as follows:

If to the Company:	with a copy to:

Millennium Brokerage Group, LLC
Mr. William L. Zelenik, Chief Executive Officer	Bass, Berry & Sims PLC
611 Commerce Street, Suite 2606	Howard H. Lamar III, Esq.
Nashville, Tennessee 37203	2700 AmSouth Center
Facsimile: (615) 259-3250	315 Deaderick Street
Nashville, Tennessee 37238
Facsimile: (615) 742-2709

If to the Seller Representative	with a copy to:

Mr. William L. Zelenik, Chief Executive Officer	Bass, Berry & Sims, PLC
611 Commerce Street, Suite 2606	Howard H. Lamar III, Esq.
Nashville, Tennessee 37203	2700 AmSouth Center
Facsimile: (615) 259-3250	315 Deaderick Street
Nashville, Tennessee 37238
Facsimile: (615) 742-2709

If to Purchaser:	with a copy to:

Enterprise Financial Services Corp.	Greensfelder, Hemker & Gale, P.C.
Mr. Kevin C. Eichner, President and CEO	Joseph D. Lehrer, Esq.
150 N. Meramec Ave., Suite 300	10 South Broadway, Suite 2000
Clayton, Missouri 63105	St. Louis, Missouri 63124
Facsimile: (314) 812-7101	Facsimile: (314) 241-8624

     Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth. Any notice to the Sellers shall be deemed sufficient if given to the Seller Representative in the manner set forth above.

     8.08 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Missouri without giving effect to any choice or conflict of law provision or rule (whether of the State of Missouri or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Missouri.

     8.09 Amendments and Waivers. This Agreement may be amended upon the mutual written agreement of Purchaser and Holdings and any such amendment shall be binding on all Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     8.10 Failure or Delay. Except as otherwise provided by this Agreement, no failure on the part of any Party hereto to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any Party hereto in any case entitles such Party to any other or further notice or demand in similar or other circumstances.

     8.11 Further Assurances. The Parties hereto will execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

     8.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     8.13 Expenses. Except as otherwise provided herein, Purchaser and Holdings will bear their own respective costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. The Company will bear no such costs or expenses.

     8.14 Attorneys’ Fees. If any Party to this Agreement shall bring any action, suit, claim in arbitration, counterclaim or appeal for any relief against any other party, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder, the Prevailing Party shall be entitled to recover as part of any such action its reasonable attorneys’ fees and costs, including any fees and costs incurred in bringing and prosecuting such action and/or enforcing any order, judgment, ruling or award granted as part of such action. “Prevailing Party” within the meaning of this section includes, without limitation, a Party who: (i) agrees to dismiss such an action upon the other Party’s payment of all or a substantial portion (50% or more) of the sums allegedly due, or the other party’s performance of the covenants allegedly breached; or (ii) recovers at least 75% of its total claims or who is required to pay no more than 25% of all the other party’s claims.

     8.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

     8.16 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first set forth above.

     THIS AGREEMENT CONTAINS BINDING ARBITRATION PROVISIONS WHICH MAY BE ENFORCED BY THE PARTIES.

EFSC

HOLDINGS

ENTERPRISE FINANCIAL SERVICES CORP.		MILLENNIUM HOLDINGS, LLC

By:	/s/ Frank H. Sanfilippo
	Frank H. Sanfilippo, Executive Vice	By:	/s/ William L. Zelenik
	President and CFO		William L. Zelenik, President

ACQUISITION SUB

MILLENNIUM HOLDING COMPANY, INC.

By:	/s/ Frank H. Sanfilippo
Frank H. Sanfilippo, President

FIRST CLOSING SELLERS

	/s/ William L. Zelenik		/s/ John W. Bohlman, Jr.
	William L. Zelenik		John W. Bohlman, Jr.

	/s/ John R. Gillenwater		/s/ Steven T. Weld
	John R. Gillenwater		Steven T. Weld

	/s/ James L. Laughlin II		/s/ John A. White
	James L. Laughlin II		John A. White

	/s/ Dennis Wall		/s/ Robert R. Williams
	Dennis Wall		Robert R. Williams